Exhibit 21.1

Registrant’s Significant Subsidiaries

Name of Company (including any other names under which it conducts business)	State/Country of Incorporation or Organization
Kerzner International North America, Inc.	Delaware
Kerzner International Bahamas Limited	Commonwealth of The Bahamas
Kerzner International Management Limited	British Virgin Islands
Kerzner Investments Palmilla, Inc.	Commonwealth of The Bahamas
One&Only Management Limited	British Virgin Islands